             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                        SCHEDULE 13G

                      (Amendment No. 3)

   INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
          UNDER THE SECURITIES EXCHANGE ACT OF 1934


                Chris-Craft Industries, Inc.
                      (Name of Issuer)


           Class B Common Stock, par value $.50 per
       share and Common Stock, par value $.50 per share
               (Title of Class of Securities)


               170520-50-6  and  170520-10-0
                       (CUSIP Number)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

               (Continued on following pages)

CUSIP No. 170520-50-6 and      13G         Page 2 of 6 Pages
          170520-50-6


1)  Name of Reporting Person:  William D. Siegel
    SS or IRS Identification No. of Above Person:

          S.S. No.

2)  Check the Appropriate Box if a Member of a Group
    (See Instructions)

(a)  /  /

(b)  /  /

3)  SEC Use Only ........................................

4) Citizenship or Place of Organization: United States of America

               5)   Sole Voting Power: 643,421 shares of
Number of           Class B Common Stock
Shares              and 793,871 shares of Common Stock
Beneficially   6)   Shared Voting Power:  None
Owned
by Each
Reporting      7)   Sole Dispositive Power: 650,158 shares
Person with         of Class B Common Stock Person and
                    793,871 shares of Common Stock
               8)   Shared Dispositive Power: None

 9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person:   650,158 shares of Class B Common
               Stock and 793,871 shares of Common Stock

10)  Check Box if the Aggregate Amount in Row 9 Excludes
     Certain Shares (See Instructions) ....................

11)  Percent of Class Represented by Amount in Row 9:
          8.1% of Class B Common Stock and 3.0% of Common
          Stock

12)  Type of Reporting Person (See Instructions):
          IN

Item 1(a).     Name of Issuer:
               Chris-Craft Industries, Inc. ("Chris-
               Craft")

Item 1(b).     Address of Issuer's Principal Executive
Offices:
                 767 Fifth Avenue
                 New York, New York 10153

Item 2(a).     Name of Person Filing:
                 William D. Siegel

Item 2(b).     Address of Principal Business Office or, if
               none, Residence:
                 Chris-Craft Industries, Inc.
                 767 Fifth Avenue
                 New York NY  10153

Item 2(c).     Citizenship:
                 United States of America

Item 2(d).     Title of Class of Securities:

                              I

               Class B Common Stock, $.50 par value, each share convertible into one share of Common
               Stock ("Class B Common Stock")

                             II

               Common Stock, $.50 par value ("Common Stock")

Item 2(e).     CUSIP Number:

                I (Class B Common Stock) -- 170520-50-6

               II (Common Stock) -- 170520-10-0

Item 3.        If this statement is filed pursuant to Rules
               13d-1(b), or 13d-2(b), check whether the person is a: Inapplicable.

Item 4.   Ownership.

                                I              II


                              Class B
                              Common         Common
                              Stock          Stock
(a)  Amount Beneficially
     Owned (1):               650,158        793,871(2)

(b)  Percent of Class
     (outstanding at
     December 31, 1999):      8.1%           3.0%

(c)  Number of shares as
     to which such person
     has:

     (i)  sole power to
          vote or to direct
          the vote            643,421        771,408

    (ii)  shared power to
          vote or to direct
          the vote               --             --

   (iii)  sole power to dis-
          pose or to direct
          the disposition of  650,158        793,871

    (iv)  shared power to
          dispose or to di-
          rect the disposi-
          tion of             --             --

_________________________

(1) Includes shares issuable on conversion of Class B Common Stock and 58,365 shares issuable upon exercise of stock options exercisable within 60 days after December 31, 1999.


Item 5.   Ownership of Five Percent or Less of a Class. [ ]


Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.
          Inapplicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.
          Inapplicable.

Item 8.   Identification and Classification of Members of the
          Group.
          Inapplicable.

Item 9.   Notice of Dissolution of Group.
          Inapplicable.

Item 10.  Certification.
          Inapplicable.

                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 10, 2000




/s/ William D. Siegel
------------------------
       Signature
    William D. Siegel
       Name/Title